SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark
One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2007

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation

199 Benson Rd

Middlebury, Connecticut 06749

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION

 EMPLOYEE SAVINGS PLAN

Date: June 25, 2008	By:	/s/ KEVIN V. MAHONEY
Kevin V. Mahoney
Senior Vice President and
Corporate Controller

CHEMTURA CORPORATION EMPLOYEE
SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006 and

For the Year Ended December 31, 2007

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2007 and 2006

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of

Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan as of December 31, 2007 and 2006 and the changes in net assets available for plan benefits for the year ended December 31, 2007, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC
Kingston, NH

June 23, 2008

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
December 31, 2007 and 2006

	2007	2006

Investments, at fair value:
Common collective trusts	$109,892,186	$127,264,033
Mutual funds	300,499,350	291,815,557
Chemtura Corporation common stock fund	22,684,395	34,962,054
Participant loans	7,442,740	7,824,992

Total investments	440,518,671	461,866,636

Net assets available for plan benefits at fair value	440,518,671	461,866,636

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	362,447	901,901

Net assets available for plan benefits	$440,881,118	$462,768,537

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
For the year ended December 31, 2007

2007
Additions:
Participant contributions	$16,723,732
Rollover contributions	613,473
Employer contributions	15,961,371
Net appreciation in fair value of investments	2,440,204
Dividend and interest income	25,378,571

Total additions	61,117,351

Deductions:
Distributions to participants	103,014,380
Administrative fees	207,722

Total deductions	103,222,102

Net decrease	(42,104,751)

Transfer in from the Hatco Employees Retirement Savings Plan	20,217,332

Net assets available for plan benefits, beginning of year	462,768,537

Net assets available for plan benefits, end of year	$440,881,118

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.            PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee.  Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement previously known as the Crompton Corporation Defined Contribution Plan Master Trust (the “Trust”).  The assets in the Trust were combined with the assets of the Crompton Corporation Employee Stock Ownership Plan (“ESOP”) prior to the merger of the ESOP into the Plan on December 30, 2005.  Upon the merger of the ESOP into the Plan, the Trust ceased to be a master trust (a trust that holds the assets of more than one plan).

On December 31, 2005, the Trust was renamed the Chemtura Corporation Defined Contribution Plan Trust.  On June 1, 2006, it was further amended to hold the assets of the  Great Lakes Savings Plan in addition to holding the assets of the Plan.  The effect of this amendment was to cause the Trust to be treated as a master trust again.  On November 15, 2006 the Great Lakes Savings Plan was merged into the Plan and the Trust ceased to be a master trust.

On July 1, 2005, Crompton Corporation merged with Great Lakes Chemical Corporation and the surviving company changed its name to Chemtura Corporation. Effective January 1, 2006 the Plan changed its name to Chemtura Corporation Employee Savings Plan from Crompton Corporation Employee Savings Plan.

Effective December 30, 2005 the Crompton Corporation Employee Stock Ownership Plan (“ESOP”) was merged into the Plan.  As of that date no new employee or employer ESOP contributions are permitted into the ESOP.

Effective November 15, 2006 the Great Lakes Savings Plan (the “Great Lakes Plan”) was merged into the Plan. The nonbargaining participants of the Great Lakes Plan became eligible to participate in the Plan as of January 1, 2006 and their accounts were transferred to the Plan on February 1, 2006. The Great Lakes Plan bargaining employees became eligible to contribute to the Plan when the Great Lakes Plan was merged into the Plan.

During 2007 the Company acquired Hatco Corporation and as further discussed in Note G, merged the Hatco Employees Retirement Savings Plan (the “Hatco Plan”) into the Chemtura Corporation Employee Savings Plan on June 30, 2007.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Eligibility

The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Employee Contributions

Participants may contribute up to 50% of their pre-tax annual compensation (as defined by the Plan), subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Bargaining employees may also elect to make post-tax contributions.  As of January 1, 2006, each newly hired employee shall be automatically enrolled in the plan.  Pre-tax contributions of 3% of compensation will begin with the first pay period occurring 60 days after the participant’s participation date.  The participant may elect to cease or change the amount of these contributions at any time.   Participant contributions are subject to Internal Revenue Service pre-tax limitations, which were $15,500 in 2007 and $15,000 in 2006.

Participants who are at least age 50 may make an additional pretax “catch-up” contribution subject to IRC limitations.  Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Employees other than bargaining employees will receive a fixed employer contribution each pay period equal to 3% of earnings.  Non-bargaining employees will also receive employer matching contributions equal to 100% of the participant’s first 6% of earnings. Notwithstanding the foregoing, in the case of a participant who cannot make continuous pretax contributions because the participant reaches the $15,500 limit, the pretax contribution shall be treated has having made throughout the plan year for the purposes of determining the employee matching contributions.

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company’s Westlake, Michigan, Adrian, Michigan, Mapleton, Illinois, Memphis, Tennessee, and Marshall, Texas facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation.

Bargaining employees of the Company’s Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 4% of compensation for 2006 and 3% of compensation for 2007 and 2008.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006 non-bargaining participants are automatically 100% vested in all Company matching contributions and earning thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control, complete discontinuance of Company’s fixed contributions, total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Prior to January 1, 2006 a participant’s interest in Company contributions vested 25% each year and was 100% vested after 4 years of service.

Participant’s interest in ESOP employer contributions vested 25% each year and is 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

Participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan.  Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan.  Total unapplied forfeitures were $210,532 and $231,334 at December 31, 2007 and 2006, respectively. $277,871 of forfeitures were used to reduce Company contributions and $106,620 of forfeitures were used to pay administrative expenses during 2007.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution.  Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”.  Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan as of December 31, 2000 may withdraw from the Plan their after-tax contributions and interest earned thereon.

Participant Loans

A participant may borrow an aggregate amount up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note.  Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed.  A participant may have no more than two loans outstanding at any one time.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using a modified basis of accounting of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred.  Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common collective trusts. As required by the FSP, the Statements of Net Assets Available for Plan Benefits present the fair value of the investments in the common collective trusts as well as the adjustment of the investments in the collective trusts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  As the provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007, the Plan is currently evaluating the impact of adopting SFAS 157 on its financial statements.  At this time, impact to the Plan’s financial statements had not been determined.

Investment Valuation and Income Recognition

Participants determine the percentage in which contributions are to be invested in each fund. Mutual funds are recorded at fair market value as determined by quoted market prices. The Chemtura Corporation Stock Fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value. The common collective trusts are stated at fair market value, which is determined by the trustee with reference to the fair market value or contract value, as appropriate, of the trust’s underlying assets.

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses are determined using historical cost.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The majority of expenses incurred in the administration of the Plan are paid by the plan sponsor. Certain loan and distribution fees are paid by the plan participants, as well as all Plan audit fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

C.            INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2007 or 2006 that represented 5% or more of the net assets available for plan benefits:

	2007		2006
Company Stock:
Chemtura Corporation Common Stock Fund	$22,684,395	*	$34,962,054	*
Common Collective Trusts:
Fleet Bank Stable Asset Fund	69,054,644	*	78,882,106	*
Fidelity U.S. Equity Index Pooled Account	36,007,260	*	40,164,309	*
Mutual Funds:
Dodge & Cox Stock Fund	47,367,797	*	54,320,730	*
Fidelity Magellan Fund	30,662,932	*	32,610,891	*
Fidelity Growth Company Fund	38,333,150	*	33,620,049	*
Fidelity Diversified International Fund	35,111,971	*	31,951,255	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2007 the investments held by the Plan (including investments bought, sold and held during the year) appreciated (depreciated) in value according to the following:

2007

Chemtura Corporation Common Stock Fund	$(3,516,081)
Common collective trusts	2,255,088
Mutual funds	3,701,197
Total net appreciation in fair value	$2,440,204

D.            TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 16, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

E.             PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

F.             PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

G.            PLAN MERGERS/TRANSFERS:

Effective June 30, 2007 the Hatco Employees Retirement Savings Plan (the “Hatco Plan”) was merged into the Chemtura Corporation Employee Savings Plan (the “Chemtura Plan”).  All remaining assets in the Hatco Plan, amounting to $20,217,332, were transferred into the Chemtura Plan as of that date.  The Hatco Plan ceased to exist as a separate plan as of the merger date.

H.            RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Net assets available for plan benefits on the financial statements	$440,881,118	$462,768,537

Less: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	(362,447)	(901,901)

Net assets available for plan benefits on the Form 5500	$440,518,671	$461,866,636

The following is a reconciliation of net appreciation on the financial statements to the Form 5500 for the year ended December 31, 2007:

Net appreciation on the financial statements	$2,440,204

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit respnsive investment contracts for the year ended:

December 31, 2007	(362,447)
December 31, 2006	901,901

Net appreciation on the Form 5500	$2,979,658

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

EIN:  52-2183153

Plan Number:  034

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
		Contributions		Total Fully Corrected
	Contributions Not	Corrected	Contributions Pending	Under VFCP and
	Corrected	Outside VFCP	Correction in VFCP	PTE 2002-51
$301,821	$—	$301,821	$—	$—

See accompanying report of independent registered public accounting firm.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

EIN:  52-2183153

Plan Number:  034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

		(c)
(a)	(b) Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Chemtura Corporation Common Stock Fund	Company stock fund	**	$22,684,395

	Fleet Bank Stable Asset Fund	Common collective trust	**	69,054,644
*	Fidelity Managed Income Portfolio II	“	**	4,830,282
*	Fidelity U.S. Equity Index Pooled Account	“	**	36,007,260
	Total common collective trusts			109,892,186

	Columbia Acorn Fund	Mutual fund	**	20,023,489
	Dodge & Cox Income Fund	“	**	17,218,855
	Dodge & Cox Stock Fund	“	**	47,367,797
	Vanguard Total Bond Market Fund	“	**	6,181,154
	Vanguard Small Cap Index Fund	“	**	3,414,486
	Vanguard Wellesley Fund	“	**	6,695,893
	RS Partners Fund	“	**	3,149,069
*	Fidelity STIF	“	**	2,340,689
*	Fidelity Magellan Fund	“	**	30,662,932
*	Fidelity Growth Company Fund	“	**	38,333,150
*	Fidelity Low Priced Stock Fund	“	**	17,546,181
*	Fidelity Diversified International Fund	“	**	35,111,971
*	Fidelity Dividend Growth Fund	“	**	14,551,333
*	Fidelity Freedom Income Fund	“	**	2,456,291
*	Fidelity Freedom 2000 Fund	“	**	789,964
*	Fidelity Freedom 2010 Fund	“	**	20,619,751
*	Fidelity Freedom 2020 Fund	“	**	12,058,677
*	Fidelity Freedom 2030 Fund	“	**	2,905,163
*	Spartan Extended Market Index Fund	“	**	4,065,869
*	Spartan International Index Fund	“	**	3,980,552
*	Spartan US Equity Index	“	**	420
*	Fidelity Freedom 2040 Fund	“	**	2,220,537
*	Fidelity Freedom 2005 Fund	“	**	538,982
*	Fidelity Freedom 2015 Fund	“	**	3,280,357
*	Fidelity Freedom 2025 Fund	“	**	2,735,431
*	Fidelity Freedom 2035 Fund	“	**	1,483,545
*	Fidelity Freedom 2045 Fund	“	**	163,429
*	Fidelity Freedom 2050 Fund	“	**	603,383
	Total mutual funds			300,499,350

*	Participant loans	(5.00%-10.50%)	—	7,442,740

		Total Investments		$440,518,671

*                 Represents a party-in-interest to the Plan.

**          Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.